Exhibit 77D

The Royce Fund

        On June 4-5, 2008, The Board of Trustees of The Royce Fund voted to revise Royce Financial Services Fund's (the "Fund") non-fundamental investment policy, effective August 15, 2008, to permit the Fund to invest up to 35% (increased from 25%) of its net assets in foreign securities.